December 22, 2004

George F. Ohsiek
Branch Chief
Securities and Exchange Commission
Washington, DC  20549

Re:   The Dress Barn Inc.
      Form 10-K for the fiscal year ended July 31, 2004
      Form 10-Q for the quarter ended October 30, 2004
      File 0-11736

Dear Mr. Ohsiek,

This letter sets forth the responses of The Dress Barn Inc. (the "Company") to the comments made in your December 13, 2004 letter. Each of the these comments are set forth below, organized in same manner and order and format as your letter, with the staff comments in italics and the response immediately following.

    1. COMMENT: WHERE A COMMENT BELOW REQUESTS ADDITIONAL DISCLOSURES OR OTHER REVISIONS TO BE MADE, THESE REVISIONS SHOULD BE INCLUDED IN YOUR FUTURE FILINGS, AS APPLICABLE.

    Unless supplementary information is requested in your letter and contained herein, the additional disclosure requirements will be incorporated into the Company's future filings with the Securities and Exchange Commission (the "SEC"), beginning with its second quarter ended January 30, 2005 Form 10-Q (the Company's "future filings with the SEC").

    2. COMMENT: IN FUTURE FILINGS, PLEASE REVISE TO STATE THE AGGREGATE MARKET VALUE OF VOTING AND NON-VOTING COMMON EQUITY HELD BY NON-AFFILIATES AS OF THE LAST BUSINESS DAY OF YOUR MOST RECENTLY COMPLETED SECOND FISCAL QUARTER.

    The Company will comply with the requested additional disclosures in its future filings with the SEC.

    3. COMMENT: PLEASE CONSIDER ADDING AN INTRODUCTORY SECTION OR OVERVIEW TO MANAGEMENT'S DISCUSSION AND ANALYSIS (MD&A) THAT WOULD FACILITATE A READER'S UNDERSTANDING OF YOUR COMPANY- THE INTRODUCTION SHOULD IDENTIFY THE MOST IMPORTANT MATTERS ON WHICH YOU FOCUS IN EVALUATING FINANCIAL CONDITION AND OPERATING PERFORMANCE AND PROVIDE CONTEXT FOR THE FOLLOWING DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS. THIS INTRODUCTION SHOULD NOT BE A DUPLICATIVE LAYER OF DISCLOSURE THAT MERELY REPEATS THE MORE DETAILED DISCUSSION AND ANALYSIS THAT FOLLOWS. SEE SEC RELEASE NO 33-8350.

    The Company will comply with the additional disclosure requirements prescribed in SEC Release No 33-8350 in its future filings with the SEC. The Company will add an introductory section containing an overview and describe the most important matters, which the Company focuses on in evaluating its operating performance, such as same store sales, merchandise margins and store operating costs.

    4. COMMENT: PLEASE EXPAND YOUR DISCUSSION OF THE CHANGE IN FINANCIAL STATEMENT LINE ITEMS TO INDICATE WHETHER THE CHANGES REPRESENT TRENDS EXPECTED TO CONTINUE INTO THE FUTURE. FOR EXAMPLE, YOU SHOULD INDICATE WHETHER YOU EXPECT YOUR GROSS MARGIN TO CONTINUE TO IMPROVE IN FISCAL 2005 AND THEREAFTER AND WHY OR WHY NOT.

    In response to the Staff's comments, the Company will expand its MD&A in its future filings with the SEC to include discussions of any trends the Company believes are determinable and material and will continue into the future.

    5. COMMENT: PLEASE DISCLOSE HOW YOU DETERMINE THE STORES THAT ARE INCLUDED IN ARRIVING AT YOUR SAME STORE SALES FROM PERIOD TO PERIOD. PLEASE ALSO DISCLOSE HOW YOU TREAT RELOCATED STORES, EXPANSIONS IN THE SQUARE FOOTAGE OF STORES, AND STORES THAT WERE CLOSED DURING THE PERIOD IN THESE COMPUTATIONS.

    In its future filings with the SEC, the Company will disclose its methodology for determining same store sales for each period. The Company's same store sales for each period are currently calculated based on the sales of stores open throughout the full period and throughout the full prior fiscal year (including stores relocated within the same shopping center and stores with minor square footage additions). If a single-format store is converted into a combo store, the additional division's sales are not included in the calculation of same store sales. The determination of which stores are included in the same store sales calculation only changes at the beginning of each fiscal year except for stores that close during the fiscal year which are excluded from same store sales beginning with the fiscal month the store actually closes.

    6. COMMENT: YOU PRESENT 2003 NET EARNINGS, OPERATING INCOME AND DILUTED EARNINGS PER SHARE EXCLUDING THE IMPACT OF A $32 MILLION LITIGATION CHARGE. EACH OF THESE DISCLOSURES REPRESENTS A NON-GAAP MEASURE SUBJECT TO THE DISCLOSURE AND RECONCILIATION REQUIREMENTS OF ITEM 10(E) OF REGULATION S-K- PLEASE REVISE YOUR DISCLOSURE EACH PLACE THESE MEASURES ARE PRESENTED AS FOLLOWS:
              (A) PRESENT AND DISCUSS WITH GREATER OR EQUAL PROMINENCE THE MOST COMPARABLE GAAP MEASURE;
              (B) PROVIDE A RECONCILIATION FOR EACH MEASURE THE MOST COMPARABLE GAAP MEASURE;
              (C) INDICATE THE REASONS WHY YOU BELIEVE PRESENTATION OF THESE NON-GAAP MEASURES PROVIDES USEFUL INFORMATION TO INVESTORS; AND
              (D) DISCLOSE HOW MANAGEMENT USES EACH OF THE NON-GAAP MEASURES.

    In its future filings with the SEC, the Company will disclosure the impact of the litigation charge in the "Fiscal 2003 Compared To Fiscal 2002" section of its MD&A as follows: "Net earnings for fiscal 2003 decreased 78.8% to $8.0 million versus $37.9 million in fiscal 2002. Diluted earnings per share also decreased 75.1% to $0.25 per share versus $1.01 in fiscal 2002. Net earnings were negatively impacted by the above-mentioned litigation charge of $32.0 million (or $20.3 million or $0.64 per diluted share after tax). Operating income was $8.6 million, a decrease of $45.2 million compared to operating income of $53.8 million last year. The change in operating income from year to year was primarily due to the $32.0 million litigation charge." In addition, the Company will reflect the litigation charge in a similar manner in the "Fiscal 2004 Compared to Fiscal 2003" section of the MD&A.

    7. COMMENT: PLEASE REFER TO ITEM 308(C) OF REGULATION S-K AND REVISE YOUR DISCLOSURE TO INDICATE WHETHER THERE WERE "ANY CHANGES", NOT JUST "SIGNIFICANT" CHANGES, IN YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING THAT MATERIALLY AFFECT OR ARE REASONABLY LIKELY TO MATERIALLY AFFECT YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING. PLEASE ALSO CONFIRM TO US SUPPLEMENTALLY THAT THERE WERE NO CHANGES IN YOUR INTERNAL CONTROLS OVER FINANCIAL REPORTING THAT OCCURRED DURING THE FOURTH QUARTER OF FISCAL 2004 THAT MATERIALLY AFFECTED, OR ARE REASONABLY LIKELY TO MATERIALLY AFFECT, YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING.

    The Company confirms that there were no changes in our internal controls over financial reporting that occurred during the fourth quarter of fiscal 2004 that materially affected, or are reasonably likely to materially affect our internal controls over financial reporting. In addition, the Company will revise its disclosure in future filings with the SEC to discuss any changes that materially affected, or are reasonably likely to materially affect its internal controls over financial reporting.

    8. COMMENT: PLEASE PROVIDE SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS FOR THE ACTIVITY IN YOUR ALLOWANCE FOR SALES RETURNS. ALTERNATIVELY, YOU MAY PROVIDE SUCH DISCLOSURE IN THE NOTES TO THE FINANCIAL STATEMENTS OR IN MD&A. SEE RULES 5-04 AND 12-09 OF REGULATION S-X. SUPPLEMENTALLY PROVIDE US WITH A ROLL FORWARD OF THE ACTIVITY IN THIS RESERVE ACCOUNT FOR EACH PERIOD PRESENTED. TO THE EXTENT THAT CHANGES IN THE RESERVES ARE MATERIAL TO AN UNDERSTANDING OF THE COMPANY'S RESULTS OF OPERATIONS OR FINANCIAL CONDITION, REVISE YOUR MD&A ACCORDINGLY.

    The Company does not believe that sales returns and allowances should be included in Schedule II - Valuation and Qualifying Accounts, as we do not believe these items were contemplated as a valuation and qualifying account under rules 5-04(c) and 12-09 of Regulation S-X. Our sales returns and allowances are recorded as a deduction from sales with a corresponding amount recorded to accrued liabilities rather than as a deduction of an asset or a liability. FASB Concepts Statement No. 6, Elements of Financial Statements, paragraph 43, defines a valuation account as a separate item that reduces or increases the carrying amount of an asset or a liability. Based on this definition, we do not believe that our sales returns and allowance account is a valuation account and should not be included in
    Schedule II. However, if the liability associated with sales returns and allowances becomes material or changes significantly in the future, the Company will disclose the amount of the reserves in the Notes to Financial statements in future filings.

    9. COMMENT: SINCE YOU HAVE TREASURY STOCK OUTSTANDING OF JULY 31, 2004, THE NUMBER OF SHARES ISSUED SHOULD NOT EQUAL THE NUMBER OF SHARES OUTSTANDING AS YOU HAVE DISCLOSED ON THE FACE OF YOUR BALANCE SHEET. PLEASE REVISE THE NUMBER OF SHARES ISSUED TO INCLUDE BOTH SHARES OUTSTANDING AND THOSE HELD IN TREASURY.

    The Company agrees with this comment. The Company's balance sheet should have shown issued shares of 29,638,360 and outstanding shares of 29,618,660. In its future filings with the SEC, the Company will show outstanding shares on its balance sheet net of any shares held in its treasury.

    10. COMMENT: BASED ON YOUR CASH AND CASH EQUIVALENTS ACCOUNTING POLICY IN FOOTNOTE 1, WE UNDERSTAND THAT YOU HAVE RECLASSIFIED CASH OVERDRAFTS TO ACCOUNTS PAYABLE ON YOUR BALANCE SHEETS. CASH OVERDRAFTS ARE GENERALLY VIEWED AS A FINANCING ACTIVITY ON THE STATEMENTS OF CASH FLOWS. ACCORDINGLY, PLEASE EITHER REVISE YOUR STATEMENT OF CASH FLOWS FOR EACH PERIOD PRESENTED TO REFLECT CASH OVERDRAFTS AS A FINANCING ACTIVITY OR OTHERWISE TELL US WHY YOU BELIEVE YOUR CURRENT CASH FLOWS PRESENTATION COMPILES WITH GAAP.

    The Company's policy is to reclassify the negative balances in the disbursement accounts (which represents checks that have been issued but not presented to the bank for payment) to accounts payable. In arriving at our accounting policy, we have considered the provisions of paragraph 16 of Statements of Financial Accounting Standards No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 140"). This standard concludes that obligations are not extinguished until cash is received by the debtor/vendor. We have concluded, based on our banking arrangements, that the Company is not relieved of its obligations to its vendors until the outstanding checks have cleared the bank. As a result, we deem it appropriate to reclassify outstanding checks to accounts payable and include the effects of such items in determining cash flows from operating activities rather than financing activities because the Company is simply reclassifying unsettled obligations to accounts payable and has never overdrawn its account, which would have resulted in indebtedness to the bank. The Company maintains several disbursement only accounts and deposit only accounts (for store cash and credit card receipts) that are zero balance accounts meaning that ending balances are swept daily into a concentration account. The Company is not provided any overdraft privileges under this banking arrangement and as a result, the Company is notified by the bank if any situation arises where there is insufficient funds to settle checks presented for payment. If the situation arises, the Company must wire cash from its investment or other bank accounts to the concentration account before the presented checks are paid by the bank. Based on this banking arrangement, the Company is at no time ever able to overdraw its account and thus never indebted to the bank. Since our policy is to keep the balance of the concentration account as close as possible to zero we believe the Company's unsettled obligations to its vendors are not extinguished until the written checks to its vendors are cleared by the bank because at the time that checks are written and issued, there is no cash in the account that could be delivered to the vendor as contemplated by paragraph 16 of SFAS 140.

    We believe our current situation represents a "book overdraft" rather than a "bank overdraft". In accordance with AICPA Technical Q&A 1300.15, funds related to bank overdrafts should be presented as financing activities in the statement of cash flows. However, book overdrafts, where book balance is negative while bank balance is positive or zero (negative book balance generally is caused by outstanding checks) are presented as a liability unless cash in same bank that qualifies for netting eliminates negative balance. Book overdrafts may be presented as either operating (similar to changes in accounts payable) or financing activities. Since the Company does not consider this to be a financing activity, it includes these book overdrafts in its operating activities within the change in accounts payable- trade and accrued expenses.

    11. COMMENT: PLEASE DISCLOSE THE TYPES OF EXPENSES THAT YOU INCLUDE IN THE COST OF SALES LINE ITEM AND THE TYPES OF EXPENSES THAT YOU INCLUDE IN THE SELLING, GENERAL AND ADMINISTRATIVE EXPENSES LINE ITEM. IN DOING SO, PLEASE DISCLOSE SPECIFICALLY WHETHER YOU INCLUDE INBOUND FREIGHT CHARGES, RECEIVING COSTS, INSPECTION COSTS, WAREHOUSING COSTS, INTERNAL TRANSFER COSTS AND THE OTHER COSTS OF YOUR DISTRIBUTION NETWORK IN COST OF SALES. IF YOU CURRENTLY EXCLUDE A SIGNIFICANT PORTION OF THESE COSTS FROM COST OF SALES, PLEASE PROVIDE CAUTIONARY DISCLOSURE IN MD&A THAT YOUR GROSS MARGINS MAY NOT BE COMPARABLE TO OTHERS, SINCE SOME ENTITIES INCLUDE THE COSTS RELATED TO THEIR DISTRIBUTION NETWORK IN COST OF SALES AND OTHERS LIKE YOU EXCLUDE ALL OR A PORTION OF THEM FROM GROSS MARGIN, INCLUDING THEM INSTEAD IN A LINE ITEM SUCH AS SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. TO THE EXTENT IT WOULD BE MATERIAL TO AN INVESTOR'S ABILITY TO COMPARE YOUR OPERATING RESULTS TO OTHERS IN YOUR INDUSTRY, YOU SHOULD QUANTIFY IN MD&A THE AMOUNT OF THESE COSTS EXCLUDED FROM COST OF SALES. IF YOU DETERMINE THAT THESE AMOUNTS ARE IMMATERIAL FOR DISCLOSURE, PLEASE SUPPLEMENTALLY PROVIDE AS WITH YOUR QUALITATIVE AND QUANTITATIVE ASSESSMENT OF MATERIALITY FOR ALL PERIODS PRESENTED.

    The Company includes in its cost of sales ("COS") the cost of its merchandise (net of purchase discounts and vendor allowances), commissions and import fees, inbound freight costs to its distribution center and outbound freight costs to its stores and operating costs of its distribution center and freight costs relating to its internal transfer of merchandise. In addition, the Company includes buying and occupancy costs in its COS. The only cost of its distribution network the Company does not include in its COS is the depreciation of its distribution center and related fixtures and equipment, which is included in Depreciation and amortization.

    The Company will comply with the additional disclosure requirements and add the following disclosure to its MD&A discussion related to COS in its future filings with the SEC: "The Company includes in its cost of sales line item all costs of merchandise (net of purchase discounts and vendor allowances), freight on inbound, outbound and internally transferred merchandise, merchandise acquisition costs, primarily commissions and import fees, all occupancy costs excluding depreciation and all costs associated with their buying and distribution functions. The Company's cost of sales and gross profit may not be comparable to those of other entities, since some entities include all costs related to their distribution network and all buying and occupancy costs in their cost of sales, while other entities such as the Company exclude a portion of these expenses from cost of sales and include them in selling, general and administrative expenses or depreciation."

    12. COMMENT: PLEASE TELL US SUPPLEMENTALLY AND DISCLOSE IN FUTURE FILINGS HOW YOU ACCOUNT FOR GIFT CERTIFICATES AND MERCHANDISE CREDITS THAT ARE NEVER REDEEMED. TO THE EXTENT THAT YOUR GIFT CERTIFICATES AND/OR MERCHANDISE CREDITS HAVE EXPIRATION DATES, PLEASE DISCLOSE THIS INFORMATION.

    The MD&A in the Company's most recent 10-K states "Gift certificates and merchandise credits are recorded as a liability until they are redeemed". The Company will comply with the additional disclosure requirements and add the following disclosures in the notes to the financial statements; "the Company's gift certificates and merchandise credits do not have expiration dates, and the Company's current policy is that it does not reduce its liability for unredeemed gift certificates or merchandise credits that will eventually be remitted to the states under their escheat laws until such time amounts are remitted to the state."

    13. COMMENT: PLEASE CLARIFY YOUR DISCLOSURE TO INDICATE, IF TRUE, THAT SALES ARE RECORDED NET OF COUPON REDEMPTIONS AND OTHER DISCOUNTS OFFERED TO CUSTOMERS. OTHERWISE, TELL US HOW YOUR ACCOUNTING COMPLIES WITH EITF 01-9.

    The Company's discounts offered to its customers consists solely of discount coupons and point of sale in-store promotions. Currently the Company does not have any loyalty or customer rewards programs and does not have any customer rebates. The Company records it sales net of deductions for coupon redemptions and/or any other in-store promotions utilized by its customers at the time of sale in accordance with EITF 01-9, and the Company will add this disclosure to its future filings with the SEC.

    14. COMMENT: PLEASE DISCLOSE THE METHOD BY WHICH AMOUNTS REMOVED FROM INVENTORY REFER TO RULE 5-02.6(B) OF REGULATION SX.

    The Company will expand its disclosure in future filings with the SEC to state its current policy: "The Company values its merchandise inventories at the lower of cost, on a First In First Out (FIFO) basis, or market, as determined by the retail inventory method. The Company includes in its cost of sales line item all costs of merchandise (net of purchase discounts and vendor allowances), freight on inbound, outbound and internally transferred merchandise, merchandise acquisition costs, primarily commissions and import fees, all occupancy costs excluding depreciation and all costs associated with their buying and distribution functions.

    15. COMMENT: BASED ON YOUR DISCLOSURES HERE AND IN MD&A WE UNDERSTAND YOU RECORDED A $35.3 MILLION ACCRUAL ($32 MILLION RELATED TO THE JUDGMENT AND $3.3 MILLION RELATED TO POST-JUDGMENT INTEREST) FOR AN OUTSTANDING LEGAL JUDGMENT. WE ALSO UNDERSTAND THAT IN THE FOURTH QUARTER OF FISCAL 2004, AS PART OF THE JUDGMENT, YOU WERE REQUIRED TO DEPOSIT $38.6 MILLION INTO AN ESCROW ACCOUNT FOR SETTLEMENT OF THE JUDGMENT WITH INTEREST. PLEASE TELL US SUPPLEMENTALLY WHY THE AMOUNT YOU WERE REQUIRED TO PUT IN ESCROW EXCEEDS YOUR ACCRUAL FOR THIS OUTSTANDING JUDGMENT BY $3.3 MILLION. WE MAY HAVE FURTHER COMMENT

    The original litigation charge resulted from a judgment entered on July 7, 2003, of approximately $32 million in compensatory damages and expenses, which is subject to post-judgment interest of 10% per year. The litigation accrual on our July 31, 2004 balance sheet of $36.1 million included interest that had accrued from the date of judgment to the balance sheet date. The amount that was deposited into escrow was dictated by the court to include six months of prefunded interest and represented 105% of the amount due (including interest) at the time of funding the escrow account (May 28, 2004 - see reconciliation below).

--------------------------------------------------------------------------------
   DESCRIPTION                                   AMOUNT
                                                 (MILLIONS)
--------------------------------------------------------------------------------
   Original Judgment (July 7, 2003)                           $32.0
--------------------------------------------------------------------------------
   Accrued Interest to July 31, 2004                            3.3
--------------------------------------------------------------------------------
       Accrual as of July 31, 2004                             35.3
--------------------------------------------------------------------------------
   Interest Pre-funded to 12/31/2004                            1.5
--------------------------------------------------------------------------------
       Subtotal                                                36.8
--------------------------------------------------------------------------------
   Additional Funding Required (5% of Subtotal)                 1.8
--------------------------------------------------------------------------------
   Escrow Account Funding (at 105%)                           $38.6
--------------------------------------------------------------------------------

In connection with our responses the Company acknowledges:

    o The Company is responsible for the adequacy and accuracy of the disclosures in its filing
    o Your comments or the Company's changes to its disclosures in response to your letter do not foreclose the SEC from taking any action with respect to the Company's filings, and
    o The Company will not assert SEC comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

In the event you have any additional questions, please contact me directly at
(845) 369-4600.


/s/ Armand Correia
--------------------------------
Armand Correia
Senior Vice President and
Chief Financial Officer